Mail Stop 3561                                                     July 27,
2018


Via E-mail
Mr. John F. Stapleton
Chief Executive Officer
5871 Honeysuckle Road
Prescott, Arizona 86305

       Re:    El Capitan Precious Metals Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2017 Filed March 30, 2018
              File No. 333-56262

Dear Mr. Stapleton:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Item 2. Properties page 8

1. We note your disclosure of indicated and inferred resources. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange
       Commission pursuant to the Instructions to Paragraph (b) (5) of Industry Guide 7. Please
       revise to remove the resource disclosure.

Item 4. Mine Safety Disclosures page 24

2. Please tell us why you have not filed your mine safety data as an exhibit to your
       Exchange Act filing. See paragraph 95 of Item 601 of Regulation S-K. Mr. John F. Stapleton
El Capitan Precious Metals Inc.
July 27, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

                                                          Sincerely,

                                                          /s/ John Reynolds

                                                          John Reynolds
                                                          Assistant Director
                                                          Offices of Beverages,
Apparel and
                                                          Mining